

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2021

Wallace D. Ruiz
Chief Financial Officer
Inuvo, Inc.
500 President Clinton Boulevard
Suite 300
Little Rock, AR 72201

      Re: Inuvo, Inc.
          Registration Statement on Form S-3
          Filed February 12, 2021
          File No. 333-253018

Dear Mr. Ruiz:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Katherine Bagley at (202) 551-2545 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services

cc: Jeremy D. Siegfried